Exhibit 4.11
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of F&G Annuities & Life, Inc. (“F&G”) is a summary and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of F&G’s Amended and Restated Certificate of Incorporation (“charter”) and Amended and Restated Bylaws (“bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit is a part.
General
Authorized Capitalization
The total number of shares of all classes of stock which F&G has the authority to issue is 525,000,000, consisting of 500,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
Voting Rights
The holders of F&G common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of F&G’s common stock will vote on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law.
Dividend Rights
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor.
Rights upon Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of F&G’s affairs, the holders of common stock are entitled to share ratably in proportion to the number of shares held by each such holder, in all assets remaining after payment of F&G’s debts and other liabilities, subject to prior distribution rights of preferred stock, then outstanding, if any.
Other Rights
The holders of F&G’s common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of F&G’s common stock will be subject to those of the holders of any shares of F&G’s preferred stock F&G may issue in the future.
Preferred Stock
F&G’s board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, specification of par value, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of F&G without further action by the shareholders and may adversely affect the voting and other rights of the holders of F&G’s common stock. On January 12, 2024, F&G issued and sold in a private placement to Fidelity National Financial, the owner of approximately 85% of the Company’s shares of common stock, 5,000,000 shares of 6.875% Series A Mandatory Convertible Preferred Stock,

Exhibit 4.11
$0.001 par value, for an aggregate purchase price of $250 million in cash. At present, F&G has no plans to issue any additional shares of preferred stock.

Election and Removal of Directors; Vacancies

F&G’s charter provides that its board of directors will consist of at least one director. The exact number of directors will be fixed from time to time by a majority of F&G’s board of directors. In accordance with its charter, F&G’s board of directors is divided into three classes of directors, with each class constituting, as nearly as possible, one-third of the total number of directors. Each class of directors will be elected for a three-year term. As a result, approximately one-third of F&G’s board of directors will be elected each year. There will be no limit on the number of terms a director may serve on the board of directors. Any director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.
F&G’s charter provides that subject to the rights, if any, of the holders of shares of preferred stock then outstanding, so long as F&G maintains a classified board structure, any or all of the directors of F&G may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of F&G then entitled to vote generally in the election of directors. Any vacancy on the board of directors may be filled only by an affirmative vote of the majority of the directors then in office, even if less than a quorum, or by an affirmative vote of the sole remaining director. Any director elected to fill a vacancy will hold office for a term that coincides with the term of the class to which such director shall have been elected.
Anti-takeover Effects of F&G’s Charter and Bylaws
F&G’s charter and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of F&G. F&G expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of F&G to first negotiate with the board of directors, which F&G believes may result in an improvement of the terms of any such acquisition in favor of F&G’s shareholders. However, such provisions also give F&G’s board of directors the power to discourage acquisitions that some shareholders may favor.
Classified Board of Directors and Related Provisions
F&G’s charter provides that its board of directors be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of F&G’s board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of F&G’s outstanding voting stock from obtaining control of the board of directors until the second annual shareholders meeting following the date the acquiror obtains the controlling interest. The number of directors constituting F&G’s board of directors is determined from time to time by the board of directors. F&G’s charter also provides that, subject to any rights of any preferred stock then outstanding and so long as the classified board structure remains intact, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of F&G then entitled to vote for the election of directors, considered for this purpose as one class. In addition, F&G’s charter provides that any vacancy on the board of directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of F&G’s charter authorizing the board of directors to fill vacancies on the board of directors, will prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Shareholder Action by Written Consent
F&G’s charter provides that, from and after the time that FNF (as defined below) and its affiliates collectively own less than 50% of the shares of the outstanding capital stock, any action required or permitted to be taken by the stockholders of F&G must be effected at a duly called annual or special

Exhibit 4.11
meeting of such stockholders of F&G and may not be effected by any written consent in lieu of a meeting by such stockholders. “FNF” means Fidelity National Financial, Inc., a Delaware corporation, and any successor thereof, and all corporations, partnerships, joint ventures, associations and other entities in which it beneficially owns (directly or indirectly).
Special Meetings
F&G’s charter provides that, except as otherwise required by law or provided by resolutions adopted by the board of directors designating the rights, powers and preferences of any preferred stock, special meetings of the shareholders can only be called by a majority of F&G’s board of directors or F&G’s chairman, chief executive officer or president, as applicable. Shareholders may not call a special meeting or require that F&G’s board of directors call a special meeting of shareholders.
Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals
F&G’s bylaws provide that, if one of F&G’s shareholders desires to submit a proposal or nominate persons for election as directors at an annual shareholders’ meeting, the shareholder’s written notice must be received by F&G not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting of shareholders (which date shall, for purposes of F&G’s first annual meeting of shareholders after its shares of common stock are first publicly traded, be deemed to have occurred on June 17, 2022). However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder must be received by F&G not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the shareholder. Notices of shareholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the shareholder in the proposal or nomination and a representation that the shareholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the shareholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in F&G’s bylaws. The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.
Authorized but Unissued Shares
The authorized but unissued shares of F&G’s common stock and preferred stock will be available for future issuance without any further vote or action by F&G’s shareholders. These additional shares may be utilized for a variety of corporate purposes, including without limitation, future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of F&G’s common stock and preferred stock could render more difficult or discourage an attempt to obtain control over F&G by means of a proxy contest, tender offer, merger or otherwise.
Delaware Anti-Takeover Statute
F&G’s charter does not state that we have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) and therefore, we will be subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years after the time the shareholder became an interested shareholder, subject to certain exceptions, including if, prior to such time, the board of directors approved the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested shareholder.” Subject to various exceptions, an “interested shareholder” is a person who, together with his or her affiliates and associates,

Exhibit 4.11
owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change of control attempts that are not approved by a company’s board of directors.
Limitations on Director and Officer Liability
Under the DGCL, F&G may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that they are or were F&G’s director, officer, employee or agent, or are or were serving at F&G’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to F&G’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability of a director or officer (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director or officer derived an improper personal benefit. F&G’s charter will contain the provisions permitted by Section 102(b)(7) of the DGCL.
Corporate Opportunities
To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between F&G and FNF, F&G’s charter contains provisions regulating and defining, to the fullest extent permitted by law, the conduct of its affairs as they may involve FNF and FNF’s officers and directors.
F&G’s charter provides that, subject to any written agreement to the contrary, FNF will not have a duty to refrain from engaging in the same or similar activities or lines of business that F&G engages in, and, except as set forth in F&G’s charter, none of FNF and FNF’s officers and directors will be liable to F&G or its shareholders for any breach of any fiduciary duty due to any such activities of FNF.
F&G’s charter provides that F&G may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with FNF. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by F&G, any of its subsidiaries or FNF, will be considered contrary to any fiduciary duty to F&G or F&G’s shareholders of any director or officer of F&G’s who is also a director, officer or employee of FNF. With limited exceptions, to the fullest extent permitted by law, no director or officer of F&G who is also a director, officer or employee of FNF will have or be under any fiduciary duty to F&G or its shareholders to refrain from acting on behalf of F&G or any of its subsidiaries or on behalf of FNF in respect of any such agreement or performing any such agreement in accordance with its terms.
F&G’s charter further provides that if one of F&G’s directors or officers who is also a director or officer of FNF acquires knowledge of a potential transaction or matter that may be a corporate opportunity for FNF or F&G, the director or officer will have satisfied their fiduciary duty to F&G and its shareholders with respect to that corporate opportunity if they act in a manner consistent with the following policy:

Exhibit 4.11
    a corporate opportunity offered to any person who is an officer of F&G and who is also a director but not an officer of FNF, will belong to F&G unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of F&G’s officers, in which case it will not belong to F&G;
    a corporate opportunity offered to any person who is a director but not an officer of F&G, and who is also a director or officer of FNF, will belong to F&G only if that opportunity is expressly offered to that person in that person’s capacity as one of F&G’s directors; and
    a corporate opportunity offered to any person who is an officer of FNF or F&G will belong to F&G only if that opportunity is expressly offered to that person in that person’s capacity as one of F&G’s officers.
Notwithstanding these provisions, F&G’s charter will not prohibit F&G from pursuing any corporate opportunity of which F&G becomes aware.
These provisions will no longer be effective on the date that none of F&G’s directors or officers are also directors or officers of FNF.
If F&G’s charter does not include provisions setting forth the circumstances under which opportunities will belong to F&G and regulating the conduct of F&G’s directors and officers in situations where their duties to F&G and FNF conflict, the actions of F&G’s directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in their individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the DGCL, F&G does not believe the corporate opportunity guidelines that will be set forth in F&G’s charter conflict with Delaware law. If, however, a conflict were to arise between the provisions of F&G’s charter and Delaware law, Delaware law would control.
Amendment to Bylaws and Charter
F&G’s charter and bylaws provide that, subject to the affirmative vote of the holders of preferred stock if required by law or the applicable certificate of designations relating to such preferred stock, the provisions (i) of F&G’s bylaws may be adopted, amended or repealed if approved by a majority of the board of directors then in office or by holders of the common stock in accordance with applicable law and the charter, and (ii) of F&G’s charter may be adopted, amended or repealed as provided by the DGCL.
Sales of Unregistered Securities
None.
Listing on the New York Stock Exchange
F&G’s common stock is listed on the NYSE under the symbol “FG.”
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, 8th Floor, New York NY 10004, and its telephone number is (212) 509-4000.